3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA  19103-2799

215.981.4000

Fax 215.981.4750

John P. Falco

direct dial: 215.981.4659

direct fax: 866.422.2114

falcoj@pepperlaw.com

June 5, 2014

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:  Mary B. Cole, Esq.

Re:                             FundVantage Trust

1940 Act File No.  811-22027

1933 Act File No.  333-141120

Dear Ms. Cole:

This letter responds to the oral comments of the staff of the Commission (the “Staff”) to Post-Effective Amendment No. 95 (“PEA 95”) to the Trust’s Registration Statement on Form N-1A provided on May 9, 2014. PEA 95 was filed on March 19, 2014 pursuant to Rule 485(a) under the Securities Act of 1933 (the “Securities Act”) to register the WHV/EAM International Small Cap Equity Fund and the WHV/EAM Emerging Markets Small Cap Equity Fund (the “Funds”), each a new series of the Trust, under the Investment Company Act of 1940 and to register the Funds’ shares under the Securities Act.

We appreciate the opportunity to address the Staff’s comments regarding certain disclosure in the Prospectus and SAI contained in PEA No. 95 with respect to the Funds.  We have organized this letter by setting forth the Staff’s comments in italicized text followed by the Trust’s response.

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Prospectus

1.                                        With respect to the fee table, confirm that each Fund does not anticipate investing in “acquired funds” to the extent that a Fund is required to disclose “acquired fund fees and expenses” in its fee table as a separate line item.

Response:  The investment adviser has confirmed that the Funds do not currently anticipate investing in “acquired funds” to the extent disclosure would be required.

2.                                        Confirm that the fee table line items “Fee Waiver and/or Expense Reimbursement” and “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement” are consistent with the disclosure of the terms of each Fund’s fee waiver and expense reimbursement agreement.

Response:  Each Fund’s fee table, as applicable, has been adjusted to reflect the Staff’s comments.

3.                                      For each Fund, disclose the percentage of each Fund’s assets that will be invested in foreign securities under normal circumstances.  Also revise the Emerging Markets 80% policy to include investment in emerging market securities as required by Rule 35d-1 under the 1940 Act.

Response:  The Prospectus has been revised to reflect the Staff’s comments.

4.                                      Please revise the disclosure regarding the Funds’ principal investment strategies to remove jargon consistent with “plain English” principles.

Response:  The Prospectus has been revised to reflect the Staff’s comment.

5.                                        For the WHV/EAM Emerging Markets Small Cap Fund, disclose the emerging markets definition in the “Fund Summary” section.

Response:  The Prospectus has been revised to reflect the Staff’s comment.

6.                                      The following comments pertain to the section entitled “Prior Performance of the Sub-Adviser”:

(a)          To the extent the prospectus discloses that an expert audited the performance information disclose the name of the firm conducting the audit and file an expert’s consent as an exhibit to the registration statement;

Response:           The Prospectus has been revised to reflect the Staff’s comment.

(b)          Confirm that the composite performance information under the section “Prior Performance of the Sub-Adviser” is net of fees and expenses and that the disclosure is consistent with applicable Staff guidance;

Response:           The sub-adviser has confirmed that the composite performance information is net of fees and expenses as disclosed in the revised Prospectus.  Further, the disclosure provided is consistent with applicable Staff guidance.

(c)           Review, and revise as necessary, the information provided with respect to the index performance provided in the composite performance table for each Fund;

Response:           The Prospectus has been revised to reflect the Staff’s comment.

(d)          Provide average annual total return information for the 1 year, 5 year, 10 year and/or since inception periods, as applicable, for each strategy; and

Response:           The Prospectus has been revised to reflect the Staff’s comment.

(e)           Disclose the creation date of each composite.

Response:           The Prospectus has been revised to reflect the Staff’s comment.

Statement of Additional Information (“SAI”)

1.                                      Discuss in your response to the Staff whether a Fund will “look through” another investment company in which a Fund invests to the underlying investment portfolio of such investment company.

Response:  Neither Fund intends to invest a significant percentage of its assets in other investment companies, including exchange-traded funds.  For purposes of each Fund’s investment limitation on concentrating in securities of issuers in any one industry (the “industry concentration limitation”), each Fund discloses that it does not treat securities of other investment companies as a particular industry for purposes of  the industry concentration limitation.  A Fund will not look through to the underlying investment portfolio of another investment company for purposes of its industry concentration policy.  We believe this approach is reasonable and consistent with the approach articulated in Guide 19, since rescinded, to Form N-1A, which provided that if a registrant selects its own industry classification it must be reasonable and disclosed in the registration statement.

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Please direct any questions concerning this letter to the undersigned at 215.981.4659.

Very truly yours,

/s/ John P. Falco

John P. Falco

cc:                                Joel Weiss, President of FundVantage Trust

John M. Ford, Esq.

EXHIBIT A

FUNDVANTAGE TRUST
301 BELLEVUE PARKWAY
WILMINGTON, DE  19809

June 5, 2014

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             FundVantage Trust (the “Trust”)

File Nos. 333-141120 and 811-22027

Dear Sir or Madam:

In connection with the Trust’s response to certain oral comments received from the Commission staff with respect to Post-Effective Amendment No. 95, the Trust’s registration statement on Form N-1A filed with the Commission on March 19, 2014 (the “Amendment”), the Trust is providing the following, as instructed:

The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Amendment, (ii) Commission staff comments or changes to disclosure in response to staff comments in the Amendment reviewed by the staff do not foreclose the Commission from taking any action with respect to the Amendment, and (iii) the Trust may not assert staff comments with respect to the Amendment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to John P. Falco of Pepper Hamilton, LLP, counsel to the Trust, at 215.981.4659.

Very truly yours,

/s/ Joel L. Weiss

Joel L. Weiss
President

Cc:                             Mary B. Cole, Esq., Securities and Exchange Commission

John P. Falco, Esq.